Exhibit 99.1

FOR IMMEDIATE RELEASE

DRAGONWAVE ANNOUNCES INTERTELECOM NETWORK DEPLOYMENT AND SUCCESSFUL FIELD TESTS

USING 2048 QAM RADIOS

Mobile operator Intertelecom upgrades existing Horizon® Quantum links and deploys new Horizon Compact+ radios, achieving a 37% increase in capacity

Ottawa, Canada, September 24, 2012 - DragonWave Inc. (TSX: DWI; NASDAQ: DRWI) a leading global supplier of packet microwave radio systems for mobile and access networks, today announced it has concluded field tests and confirmed the functionality of higher modulation modes of up to 2048 QAM on its Horizon packet microwave products. The field tests were conducted in Odessa, Ukraine, the nation’s south Bay City. Deployments and analysis for the field test were done in coordination with DragonWave’s in-country partner UKRCOM and their customer, Intertelecom, one of the largest wireless service providers in the country.

Field testing the higher modulation of the Horizon products demonstrated the radios’ ability to transport up to 37 percent more data through existing microwave channels, which significantly improves spectral efficiency and, correspondingly, lowers the operator’s cost per bit. This testing was combined with dual channel operation and DragonWave’s unique Bandwidth Accelerator feature. The combination of these two features and the higher modulation, offered an increase in capacity of greater than three times to more than 1.3 Gbps in this test.

DragonWave is the first packet microwave supplier to offer 2048 QAM radios, providing mobile operators tested and proven radios with significantly more total link capacity compared to competitive products. As with other features, this new capability can be added to existing links through a simple software download. All Horizon packet microwave radios support Hitless Automatic Adaptive Modulation, bringing operators the benefits of increased capacity by using higher modes when link properties permit—even on existing links that have been designed for lower modulation modes.

To date, DragonWave has shipped over 800 Horizon links to Intertelecom through its local integration partner, UKRCOM.

“We explored other options for increasing link capacity such as XPIC, but we soon realized that DragonWave’s solution of coupling higher modulation modes with Hitless Automatic Adaptive Modulation allows us to meet the growing backhaul demands without needing to re-engineer existing links or purchase additional radios,” said Boris Akulov, CEO at Intertelecom.  “In effect, we have found a very cost efficient and streamlined means to triple our network capacity.”

With 2048 QAM, customers can achieve greater than 500 Mbps of transport in a Horizon Compact+ all-outdoor system and up to 1 Gbps when DragonWave’s Bandwidth Accelerator compression technology is included.  Horizon Quantum can deliver two carriers per radio, each capable of higher order modulation and compression, delivering up to 2 Gbps in a single radio.

“The successful field testing of 2048 QAM marks another milestone in DragonWave being first to market with technology and innovation that sets us apart from the competition,” said DragonWave CEO Peter Allen. “We congratulate our Ukrainian customers on their performance results and are encouraged to be expanding our market share in an important and growing region for microwave transport.”

About Intertelecom

Intertelecom is one of the first Ukraine operators to receive a license to provide telecommunications services in the CDMA standard, and the first operator to introduce a modern communication standard in most of the territory of Ukraine.  Intertelecom in a short period of time has gone from a regional operator to the largest CDMA operator, providing voice services and 3G internet access in all regions of Ukraine with the widest 3G coverage area.  We are opening new opportunities for people who live and work at high speeds, for which the mobile is an everyday, essential services for life and business. The company was founded September 21, 1998, when it registered the company LLC “Intertelecom. For more www.intertelecom.ua/

About UKRCOM Ltd.

LLC “Ukrcom” (registered trademark “Ukrainian communications”) has been a supplier of communications equipment for the Ukraine telecommunication market since 1994.  Today “Ukrcom” — is a well-recognized system integrator working for major operators and service providers located in Ukraine and CIS. Deploying infrastructural and turn-key project in areas such as optical transport networks (SDH, OTN, Ethernet, DWDM), wireless access (CDMA, WiMAX, WiFi), mobile core & backhaul as well as Enterprise solutions. http://ukr-com.net/

About DragonWave Inc.

DragonWave® is a leading provider of high-capacity packet microwave solutions that drive next-generation IP networks.  DragonWave’s carrier-grade point-to-point packet microwave systems transmit broadband voice, video and data, enabling service providers, government agencies, enterprises and other organizations to meet their increasing bandwidth requirements rapidly and affordably.  The principal application of DragonWave’s products is wireless network backhaul.  Additional solutions include leased line replacement, last mile fiber extension and enterprise networks.  DragonWave’s corporate headquarters is located in Ottawa, Ontario, with sales locations in Europe, Asia, the Middle East and North America.  For more information, visit http://www.dragonwaveinc.com.

DragonWave® and Horizon® are registered trademarks of DragonWave Inc.

Forward-Looking Statements

Certain statements in this release constitute forward-looking statements within the meaning of applicable securities laws. Forward-looking statements include statements as to DragonWave’s growth opportunities and the potential benefits of, and demand for, DragonWave’s products.  These statements are subject to certain assumptions, risks and uncertainties, including our view of the relative position of DragonWave’s products compared to competitive offerings in the industry. Readers are cautioned not to place undue reliance on such statements.  DragonWave’s actual results, performance, achievements and developments may differ materially from the results, performance, achievements or developments expressed or implied by such statements. Risk factors that may cause the actual results, performance, achievements or developments of DragonWave to differ materially from the results, performance, achievements or developments expressed or implied by such statements can be found in the public documents filed by DragonWave with U.S. and Canadian securities regulatory authorities. DragonWave assumes no obligation to update or revise any forward-looking statements, whether as a result of new information, future events or otherwise, except as expressly required by law.

Media Contacts

Nadine Kittle	John Lawlor	Becky Obbema
Marketing Communications	VP Investor Relations	Interprose Public Relations
DragonWave Inc.	DragonWave Inc.	(for DragonWave)
nkittle@dragonwaveinc.com	jlawlor@dragonwaveinc.com	Becky.Obbema@interprosepr.com
Tel: 613-599-9991 ext 2262	Tel: 613-895-7000	Tel: (408) 778-2024